CHAPMAN AND CUTLER LLP
                         111 WEST MONROE STREET
                         CHICAGO, ILLINOIS 60603


                              June 25, 2009



VIA ELECTRONIC MAIL
Mr. Houghton Hallock
U.S. Securities and Exchange Commission
Washington, DC 20549

         Re:      First Trust NASDAQ(R) ABA(R) Community Bank Index Fund

Dear Mr. Hallock:

We have prepared this letter to respond to your comments received on June 23 and 24, 2009 regarding First Trust NASDAQ(R) ABA(R) Community Bank Index Fund (the "Fund"), a series of the First Trust Exchange-Traded Fund (the "Trust") filed on Form N-1A on May 15, 2009 (SEC File No. 333-125751) (the "Registration Statement"). Each of your comments is provided below along with our responses to those comments:

         COMMENT 1:

                  Form N-1A does not require the Fund's CUSIP or the index ticker to be included in the summary portion of the prospectus. Please remove these items from the prospectus.

         RESPONSE 1:

                  The prospectus has been revised in response to your comment.

         COMMENT 2:

                  In the fee table, add the heading "Shareholder Fees," insert "Maximum" before "Sales Charges," move footnote 1 to the "Other Expenses" line item and remove "Net" from the "Total Annual Fund Operating Expenses" line item.

         RESPONSE 2:

                  The fee table has been revised in response to your comment.

         COMMENT 3:

                  Delete footnote 2 to the fee table as that information is not required by Form N-1A.

         RESPONSE 3:

                  The footnote has been deleted in response to your comment.


         COMMENT 4:

                  With respect to the information provided in footnote 3, please indicate which parties can terminate the fee waiver arrangement and under what circumstances, as required by Instruction 3(e) of Item 3 of Form N-1A.

         RESPONSE 4:

                  First Trust Advisors L.P. may not terminate the arrangement and continues to be obligated under its agreement with the Trust, until the Trust is terminated or the Fund ceases operations. The footnote has been revised in response to your comment.


         COMMENT 5:

                  In the Example, please add language indicating that the estimates for the first two years includes the expense reimbursement, while the 3 year estimate reflects the full amount of the cost to invest in the Fund.

         RESPONSE 5:

                  The requested language has been added in response to your comment.


         COMMENT 6:

                  The Portfolio Turnover section should be a subsection of the "Fees and Expenses of the Fund" section, therefore, please format the Portfolio Turnover section to match the "Example" section. Also, delete the sentence regarding the estimated portfolio turnover rate in the first year of the Fund's operations.

         RESPONSE 6:

                  The format has been changed in response to your comment. The sentence regarding the estimated portfolio turnover rate has been deleted.

         COMMENT 7:

                  The Principal Investment Strategies should be shorter with a more complete discussion later in the prospectus. Add market capitalization information to the discussion of the community banks. Please also provide the number of securities in the Index.

         RESPONSE 7:

                  The Principal Investment Strategies section has been revised, the market capitalization information has been added and the number of securities in the Index has been provided.


         COMMENT 8:

                  Certain risks in the Principal Risks section should be condensed with the longer risks moved to later in the prospectus. Furthermore, please distinguish between those risks that are "principal" risks and those that are more remote or "additional" risks.

         RESPONSE 8:

                  The Community Bank Risk has been condensed and the longer discussion has been moved to another section of the prospectus. The risk factors have been ordered and organized so that those that are "principal" risks are at the beginning of the section and those that and those that are "additional" risks.


         COMMENT 9:

                  In the "Annual Total Return" section, please state that the Fund's performance will be available on the Fund's website.

         RESPONSE 9:

                  The disclosure has been added to the prospectus in response to your comment


         COMMENT 10:

                  Pursuant to Form N-1A, use "Management" as the heading in place of "Investment Advisor" and "Portfolio Manager."

         RESPONSE 10:

                  The "Management" heading as set forth in Form N-1A has been added to the prospectus and the "Investment Adviser" and "Portfolio Manager" have been formatted accordingly.

         COMMENT 11:

                  Pursuant to Form N-1A, please change the heading, "Payments to Broker-Dealers and Other Financial Intermediaries" to "Financial Intermediary Compensation."

         RESPONSE 11:

                  The heading has been revised in response to your comment.


         COMMENT 12:

                  With respect to the Item 11 disclosure under "How to Buy and Sell Shares," the disclosure should clarify that purchases and sales are at the market price and delete the sentence regarding issuances and redemptions at NAV in Creation Units.

         RESPONSE 12:

                  The disclosure has been revised in response to your comment.


         COMMENT 13:

                  Because the Fund holds stocks of U.S. banks, please remove references to the London Stock Exchange Alternative Investment Market ("AIM") in the "Net Asset Value" section.

         RESPONSE 13:

                  The section has been revised in response to your comment.

TANDY ACKNOWLEDGMENT

         In connection with the Registration Statement, the Trust acknowledges that;

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

         o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you very much for your assistance with this process. Please feel free to call me at 312-845-3484 with any questions or comments.


                               Sincerely,

                               CHAPMAN AND CUTLER LLP


                               By /s/ Morrison C. Warren
                                  ---------------------------------
                                  Morrison C. Warren